Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included in our annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “Annual Report”). This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - 3.D. Risk Factors” and elsewhere our Annual Report.

Overview

We are an integrated marketing solutions provider in Hong Kong that is deeply involved in the metaverse and related technologies, and are committed to providing one-stop digital marketing services for the whole process of enterprise development. Under the all-in-one service, our revenue is generated by providing tailored marketing solutions that addresses the specific needs of our clients in the context of the ever-developing nature of new forms of media. Operating in the digital marketing solutions industry, our comprehensive range of digital marketing solutions to our clients include, but not limited to, metaverse stimulation, virtual reality (VR) and augmented reality (AR) design and creation, creative event planning and management, IP character creation and social media marketing. Unlike firms which provide traditional marketing solutions with boilerplate design and marketing plans, our role is to formulate marketing solutions based on the design briefs from our clients, and to work together with them to implement our customized design and execute marketing plan for their target customers. We are also taking a hands-on approach to developing a custom metaverse solution for their clients by directly collaborating with suppliers on the design and implementation.

We have achieved substantial growth while stabilizing at elevated revenue levels during the past three financial years. In the six months ended June 30, 2024 and 2025, we recorded revenue of US1,431,662 and US$710,988, respectively. For the same periods, we recorded gross profit (revenue minus cost of revenue) of US$824,915 and US$331,042, respectively, representing a 59.9% decrease for the same periods. Over the same periods, we recorded gross profit margins of 57.6% and 46.6%, respectively. For the same periods, we recorded net profit margins of 27.7% and net loss margins of 100.9%, respectively. We serve customers ranging from small and medium-sized businesses to sizeable regional conglomerates. Since the commencement of our business operations in 2021 through our subsidiary, HKUML, we have served over 20 corporate customers from a diverse array of industries, including real estate developers, concert organizers, and public charitable organizations to serve both their domestic and overseas customers. According to the China Insights Consultancy Report, the market we operate in, i.e. the Hong Kong’s digital marketing solution market, is highly fragmented and competitive with over 3,500 participants currently, and is still growing. In recent years, Hong Kong’s marketing solution market has grown steadily. As for the digital marketing solution industry in Hong Kong, there are large digital marketing firms and multinational corporations, and also active participation from many small and medium-sized enterprises. Local digital marketing companies like us play a significant role in the Hong Kong market.

We believe that our employees are the key enablers of our success, a core strength and part of our competitive advantage. Looking into the future, we believe there are large opportunities within and beyond the industries we currently serve that represent a market potential multiple times larger than our opportunity today. We are committed to investing in a highly skilled workforce and dedicated to attracting, developing, and retaining top talent to support the expansion of our business in industries. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients, and through the projects we have designed, organized and managed, we believe that we are able to improve the awareness and reputation of the brands and products of our clients and thereby improving the sales and market share of our clients with the ultimate goal of achieving significant brand building and promoting the unique value of their products among their targeted recipients

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures used by our management are discussed below. The percentages on the results presented below are calculated based on the rounded numbers.

Results of operation

The following financial data are derived from, and should be read in conjunction with, our audited financial statements for the six months ended June 30, 2025 and 2024:

A summary of the Company’s operating results for the six months ended June 30, 2025 and 2024 are as follows:

	For the six months ended
	2025	2024	Change
	US$	US$	US$	%
Revenue	710,988	1,431,662	(720,674)	(50.3)
Cost of revenue	(379,946)	(606,747)	226,801	(37.4)
Gross profit	331,042	824,915	(493,873)	(59.9)
Other (expenses) income, net	(182,695)	802	(183,497)	(22879.9)
Selling and marketing expenses	(667,691)	—	(667,691)	(100.0)
Administrative expense	(289,140)	(382,310)	93,170	(24.4)
(Loss) profit before tax	(808,484)	443,407	(1,251,892)	(282.7)
Income tax credit (expense)	83,757	(47,246)	131,003	(277.3)
(Loss) profit and total comprehensive (expenses) income	(724,727)	396,161	(1,120,888)	(282.9)

Revenue

An analysis of revenue is as follows:

	For the six months ended
	2025		2024		Change
	US$	%	US$	%	US$	%
3D and Augmented Reality	—	—	999,744	69.8	(999,744)	(100.0)
Total solutions	648,658	91.2	420,077	29.3	228,581	54.4
Consultancy and market research	53,899	7.6	—	—	53,899	100.0
Miscellaneous	8,431	1.2	11,841	0.9	(3,410)	(28.8)
Total	710,988	100.0	1,431,662	100.0	(720,674)	(50.3)

The revenue from provision of 3D and Augmented Reality solutions for property development and other commercial applications decreased from US$999,744 for the six months ended June 30, 2024 to nil for six months June 30, 2025, the decrease was due to (i) global economic uncertainty and downward market trends, which prompted potential clients to exercise increased caution regarding their expenditures. The high costs associated with developing 3D services further constrained the Company’s ability to engage new customers during this period and (ii) we actively sell our clients other consultancy services on top of pure 3D and Augmented Reality service. This could be evidence from the increase in our total solutions service discussed below.

On top of the 3D and Augmented reality, some customers would also request other services like design of intellectual property and websites, consultancy and market research; and social media management. Some clients required a total solution using the above services. The revenue from total solutions increased by 54.4% from US$420,077 for six months ended June 30, 2024 to US$648,658 for the six months ended June 30, 2025, we aimed to better serve our clients and establish market recognition through the provision of comprehensive solutions. By actively offering additional consultancy services alongside our core 3D and Augmented Reality offerings, the Company has enhanced its value proposition. As a result, customer referrals from existing clients contributed to the significant increase in revenue from total solutions services.

Some of our customers entered into retainer contracts with the Company that they required our consultancy and market research services from time to time over the term of the contracts. Our revenue from such consultancy and market research services increased from nil for the six months ended June 30, 2024 to US$53,899 for the six months ended June 30, 2024.

Cost of revenue

An analysis of cost of revenue is as follows:

	For the six months ended
	2025		2024		Change
	US$	%	US$	%	US$	%
Subcontracting charges	299,018	78.7	515,702	85.0	(216,684)	(42.0)
Depreciation and amortization	42,121	11.1	41,972	6.9	149	0.4
Salaries	38,807	10.2	49,073	8.1	(10,266)	(20.9)
Total	379,946	100.0	606,747	100.0	(226,801)	(37.4)

To minimize staff cost for downtime, the Company outsourced the coding, design and public relationship work to independent third parties. Subcontracting charges decreased by 42.0% from US$515,702 for the six months ended June 30, 2024 to US$299,018 for the six months ended June 30, 2025, the decrease is in line with the decrease in revenue.

Depreciation and amortization increased by 0.4% from US$41,972 for the six months ended June 30, 2024 to US$42,121 for the six months ended June 30, 2025, this increase primarily reflects the depreciation and amortization of hardware and software incurred in support of ongoing business operations. The expenses remained relatively stable, as the Company did not make additional capital commitments regarding hardware and software during this period.

Salaries decreased from US$49,073 for the six months ended June 30, 2024 to US$38,807 for the six months ended June 30, 2025 as some operating staffs resigned with no corresponding headcount replacements made to fill the vacancies.

Gross profit and gross margin

	For the six months ended
	2025	2024	Change
	US$	US$	US$	%
Gross profit	331,042	824,915	(493,873)	(59.9)
Gross margin	46.6%	57.6%		(11.0)

The gross margin increased from 57.6% for the six months ended June 30, 2024 to 46.6% or the six months ended June 30, 2024 as decrease in the Company’s revenue was greater than the decrease in cost of revenue, it was mainly due to the Company’s necessity to retain the subcontractor to cope with ongoing projects.

Selling and marketing expenses

Our selling and marketing expenses incurred of US$667,691 for the six months ended June 30, 2025, it primarily comprises (i) IT marketing solutions tailored to meet clients’ specific requirements within the context of emerging media formats, and (ii) traditional advertising activities, including placing advertisements in newspapers and associated social media platforms for rebranding purposes.

Administrative expense

Our administrative expenses primarily consist of (i) staff cost; (ii) professional fee; (iii) office rental, (iv) entertainment and (v) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the six months ended June 30, 2025 and 2024:

	For the six months ended
	2025		2024		Change
	US$	%	US$	%	US$	%
Salaries and allowance	199,189	68.9	263,075	68.8	(63,886)	(24.3)
Professional fees	45,435	15.7	4,559	1.2	40,876	896.6
Office rental	23,099	8.0	23,018	6.0	81	0.4
Entertainment	—	—	61,431	16.1	(61,431)	(100.0)
Miscellaneous	21,417	7.4	30,227	7.9	(8,810)	(29.1)
Total	289,140	100.0	382,310	100.0	(93,170)	(24.4)

Salaries and allowance decrease by 24.3% from US$263,075 for the six months ended June 30, 2024 to US$199,189 for the six months ended June 30, 2025, the decrease was mainly due to the resignation of certain administrative and supportive staffs with higher month salary during the period.

Professional fees increased from US$4,559 for the six months ended June 30, 2024 to US$45,435 for the six months ended June 30, 2025, as we engaged professionals to assist us for the compliance of the Nasdaq listing requirement such as review and preparation of interim financial statements and other requirements.

We leased our office from Bauhinia Holdings (China) Limited, a company controlled by the mother of Dr. Leung, the there is no significant movement for the office rental as the monthly rental expense is fixed.

Entertainment expenses decreased by 100.0% from US$61,431 for the six months ended June 30, 2024 to nil or the six months ended June 30, 2025. This reduction was a result of adopting a more conservative approach to cost management in response to the decrease in the Company’s revenue during the period.

Miscellaneous expenses decreased by 29.1% from US$30,227 for the six months ended June 30, 2024 to US$21,417 for the six months ended June 30, 2025 due to the corresponding decrease in employees and operating size.

Income tax expense (credit)

The Company mainly operates in Hong Kong and is subject to a two-tier tax rates that the first HK$2,000,000 taxable profit is subject to 8.25% and the taxable profits thereafter is subject to 16.5%. The Company made income tax expenses of US$47,246 for the six months ended June 30, 2024 and income tax credit of US$83,757 for the six months ended June 30, 2025 as the Company incurred selling and marketing expenses for the market expansion and rebranding during the period which led to net loss of US$742,727 for the six months ended June 30, 2025.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from our prior offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the six months ended June 30, 2025 and 2024:

	For the six months ended
	2025	2024	Change
	US$	US$	US$	%
Cash and cash equivalents at beginning of period	389,651	399,300	(9,649)	2.4
Net cash (used in) provided by operating activities	(1,420,501)	47,552	(1,372,949)	(2887.3)
Net cash used in investing activities	(2,926,855)	—	(2,926,855)	(100.0)
Net cash provided by financing activities	3,970,586	—	3,970,586	100.0
Effect of foreign exchange rate changes	2,752	—	2,752	100.0
Net (decrease) increase in cash and cash equivalents	(376,770)	47,552	(425,730)	(89.5)
Cash and cash equivalents as at end of period	15,633	446,852	(431,219)	(96.5)

During the six months ended June 30, 2025 and 2024, the cash flows from our operating activities were primarily derived from the revenue generated from our marketing services. The decrease in net cash flows in operating activities was primarily due to increase in selling and marketing expenses for market expansion and rebranding of the Company.

Net cash used in investing activities of US$2,926,855 for the six months ended June 30, 2025 as the Company purchased property and plant of US$450,696 and deposit for intangible assets of US$2,476,159.

Net cash provided by financing activities for the six months ended June 30, 2025 was US$3,970,586 was primarily from initial public offering for 1,500,000 ordinary shares at offering price US$4 per share on April 16, 2025 and over-allotment option exercised by Dominari Securities LLC to purchase 160,000 ordinary shares of the Company at US$4 per share.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from our prior offering.

Capital Expenditures

Historical capital expenditures

Off-Balance Sheet Transactions

As of December 31, 2025, we have not entered into any material off-balance sheet transactions or arrangements.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at the original invoiced amount less an allowance for doubtful accounts based on the probability of future collection. The probability of future collection is based on specific considerations of historical loss patterns and an assessment of the continuation of such patterns based on past collection trends and known or anticipated future economic events that may impact collectability. The Company has made provision for expected credit loss amounted to nil and US$186,208 in the six months ended June 30, 2024 and 2025 respectively.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for the provision of services to customers. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised services in the contract; (ii) determination of whether the promised services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The Company is providing marketing related services and the service offered by the Company mainly comprise the following:

1.	Provision of virtual reality and/or augmented reality modules

2.	Total solution

3.	Consultancy and market research

1. Provision of virtual reality and/or augmented reality modules

The Company is engaged to provide virtual reality and/or augmented reality modules to its customers for their use in marketing campaigns.

The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The Company designs the modules based on clients’ specific needs which require the Company to perform services including design and development. These services also require significant customization. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. The duration of the development period is short, all less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once the modules were delivered.

2. Total solution

The Company also provide total solutions to its customers, which include design and development of various intellectual property products and marketing material.

The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when design and development of the intellectual properties and marketing materials are accepted by the customers. The duration of the development period is short, all less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once the total marketing solutions were delivered and accepted by customers.

The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation.

3. Consultancy and market research

In certain circumstances, the Company is engaged to provide time to time advisory, consultancy and research services in marketing over the term of the contract. The contract sum is amortized over to contractual term. Proceeds from progress billing is recorded in deferred revenue.

Foreign Currency Translation

The Company’s principal country of operations is Hong Kong. The financial position and results of its operation are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”).

The consolidated statements of income and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As the cash flows are translated based on the average exchange rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statements of income and comprehensive income.

	June 30, 2025	December 31, 2024
US$ to HK$ Year End	7.85	7.82
US$ to HK$ Average Rate	7.79	7.82

Pension Obligations

The Company provides for defined contribution plan in accordance with the Mandatory Provident Fund Schemes Ordinance in Hong Kong. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period.

Segment Reporting and Reporting Units

As of June 30, 2025, the Company operated through its subsidiary in Hong Kong, which primarily engaged in provision of marketing services.

Management determined that the Company functions as a single operating segment, and thus reports as a single reportable segment. This determination is based on rules prescribed by GAAP applied to the manner in which management operates the Company. The chief operating decision maker is responsible for allocating resources to its operations and assessing performance and obtains financial information, being the consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows, about the Group as a whole.

New accounting standards

We have evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on our consolidated financial statements.